May 4, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	VistaGen Therapeutics, Inc. (CIK: 0001411685)
Registration Statement No. 333-210152 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Chardan Capital Markets, LLC and WallachBeth Capital, LLC, as representatives of the underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, May 5, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from April 15, 2016 to May 4, 2016, we, acting on behalf of the several underwriters, distributed as many electronic copies of the preliminary prospectus dated April 14, 2016 as appears to be reasonable to secure adequate distribution.

By:	CHARDAN CAPITAL MARKETS, LLC	By:	WALLACHBETH CAPITAL, LLC

	By: /s/ Shai Gerson		By: /s/ Douglas Bantum
	Name: Shai Gerson		Name: Douglas Bantum
	Title: Managing Partner		Title: Senior Managing Director